

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 4, 2007

Mr. Jérôme Contamine
Senior Executive Vice President and Chief Financial Officer, Veolia Environment
36/38, Avenue Kléber
Paris, France 75116

      Re: **Veolia Environment**
            Form 20-F for the fiscal year ended December 31, 2005
            File No. 1-15248

Dear Mr. Contamine:

      We have reviewed your response to our letter dated February 14, 2007 and have the following comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Consolidated Cash Flow Statement, page F-4

1. We note your response to prior comment 11. However, it does not appear that the presentation of discontinued operations net of minority interests is consistent with paragraph 82 of IAS 1. In future filings, please present net income from discontinued operations before allocation to minority interests and allocate net income from continuing and discontinued operations between minority interests and equity holders of the parent.

Notes to Financial Statements
General

2. We are not persuaded by your response to prior comment 12. As previously requested, please ensure your future filings include information for comparative periods, as discussed in prior comment 12.

Note 19 – Non-current and current provisions, page F-22

3. We note your response to prior comment 22. In situations where you have recognized
   <u>PPE</u> on your balance sheet under your service concession contracts, please confirm our
   understanding that you account for your maintenance and repair costs under IAS 16. If
   so:
   a. With respect to maintenance costs, please confirm that you recognize these costs in
       P&L, consistent with paragraph 12 of IAS 16. Please also tell us when you
       recognize these costs (upon entering into a service concession contract, when the
       cost is incurred (i.e. when the maintenance occurs), or some other point). If you
       recognize these costs prior to when the cost is incurred (i.e. when the maintenance
       occurs), please refer us to the appropriate literature to support your accounting.
   b. With respect to replacement costs, please confirm our understanding that you
       capitalize replacement costs when these costs are incurred (rather than in advance of
       the replacement), consistent with paragraph 13 of IAS 16. If not, please refer us to
       the appropriate literature to support your accounting.
   c. Please confirm our understanding that in these situations, your accounting under
       IFRS and US GAAP is the same.

4. In situations where you have recognized an <u>intangible asset</u> (publicly-owned utility
   network) on your balance sheet under your service concession contracts, please confirm
   our understanding that you account for your maintenance and repair costs under IAS 37.
   If so:
   a. In the first situation in your response to prior comment 22, it appears that you
       recognize the full amount of the contractual commitment as an expense at the
       inception of the service concession contract. Please confirm our understanding. If
       so:
       i. Please tell us your basis under IAS 37 for this accounting. For example, please
          clarify whether you believe that your maintenance and replacement obligations
          represent onerous contracts and if so, why. If not, please identify for us the
          obligating event, pursuant to paragraphs 17-22 of IAS 37, that triggers recognition
          of a provision. Please also tell us your consideration of Example 11 in IAS 37 in
          your response.
       ii. Please tell us why both maintenance costs and replacement costs would be
           recognized in P&L. In other words, with reference to applicable literature, please
           tell us why you do not capitalize any portion of your replacement costs.

      b.   In the second situation in your response to prior comment 22, please clarify the following:

          i. You state that it is unclear if the practice leads to a present obligation or not. Please provide us with an example of a situation where you have determined that your practice leads to a present obligation and an example where you have determined that your practice does not lead to a present obligation.

          ii. For those contracts where you believe that it is more likely than not that a present obligation exists, please identify for us the obligating event that triggers recognition of a provision, prior to when the costs are incurred (i.e. when maintenance or replacement occurs).

          iii. Please tell us why both maintenance costs and replacement costs would be recognized in P&L. In other words, with reference to applicable literature, please tell us why you do not capitalize any portion of your replacement costs.

5. With respect to your IFRIC 4 contracts, please tell us the following:

      a.   Your accounting policy for maintenance costs. Specifically, please tell us when you recognize these costs. Further, please tell us whether you recognize these costs directly in P&L or whether you capitalize them. Please also refer us to the appropriate accounting literature supporting your policy.

      b.   Your accounting policy for replacement costs. Specifically, please tell us when you recognize these costs. Further, please tell us whether you recognize these costs directly in P&L or whether you capitalize them. Please also refer us to the appropriate accounting literature supporting your policy.

Note 50 – Supplemental disclosures, page F-58

6. As previously requested in the final bullet to comment 28 in our letter dated February 14, 2007, please clarify your response to comment 68 in our letter dated September 25, 2006, as to why your tax adjustments in your net income reconciliation are so significant in comparison to the net effect of the other adjustments in your reconciliation. We note that even if we exclude adjustments related to goodwill and impairments, you had a tax reconciling item of €(52.7) million related to adjustments of €(45.2) million in 2005 and €(253.0) million related to adjustments of €(23.3) million in 2004.

7. With respect to your response to prior comment 27 in your letter dated December 19, 2006, if material, please ensure that you disclose your accounting policy for those service contracts whose accounting under US GAAP differs from IFRIC 4 due to the transition provisions in EITF 01-8, as well as the quantitative effect of the difference.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or, in her absence, to Nili Shah, at (202) 551-3255, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief